SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                             American Skiing Company
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    029654308
                                 (Cusip Number)

                             David K. Lakhdhir, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                               New York, NY 10019
                                 (212) 373-3030
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 15, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The total number of shares of common stock, par value $0.01 per share (the "Common Stock"), of American Skiing Company, a Delaware corporation (the "Issuer"), reported herein is 33,835,081, which would constitute approximately 68.0% of the 49,764,434 shares of Common Stock that would be outstanding as of July 15, 2001 if all of the shares of Series B Preferred (as defined below) were converted and all of the options to purchase Common Stock held by the Reporting Persons (as defined below) were exercised. All ownership percentages set forth herein are based on there being 15,929,353 shares of Common Stock outstanding as of July 15, 2001. For the purposes of this filing, the number of issued and outstanding shares of Common Stock does not include the Issuer's Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), which are convertible into Common Stock in certain circumstances. The percentages set forth herein are based on their being 14,760,530 shares of Class A Common Stock issued and outstanding as of July 15, 2001.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1        NAME OF REPORTING PERSON:   Oak Hill Capital Partners, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                            [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                              7         SOLE VOTING POWER:   0
         NUMBER OF
           SHARES             --------------------------------------------------
        BENEFICIALLY          8         SHARED VOTING POWER:   0
           OWNED
             BY               --------------------------------------------------
            EACH              9         SOLE DISPOSITIVE POWER:   0
         REPORTING
           PERSON             --------------------------------------------------
            WITH              10        SHARED DISPOSITIVE POWER:   0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         29,688,404 (1)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   65.1% (2)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   PN

--------------------------------------------------------------------------------

------------------------
1 Represents the shares of Common Stock that would be issued upon conversion of the Issuer's 8.5% Series B Convertible Participating Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock") that is beneficially owned by Oak Hill Capital Partners, L.P. ("OHCP"), directly and indirectly as the general partner of OHCP Ski, L.P. ("OHSKI"), and calculated using the liquidation value as of July 15, 2001. On conversion of the Series B Preferred Stock, (i) 29,238,136 shares of Common Stock would be owned directly by OHCP and (ii) 450,268 shares of Common Stock would be owned indirectly by OHCP, as the general partner of OHSKI. In addition, as described herein, OHCP has also entered into a Securities Purchase Agreement, dated July 31, 2000 (the "Warrant Purchase Agreement") pursuant to which, subject to the receipt of a third party consent, it will be issued a warrant to purchase an additional 6,000,000 shares of Common Stock (the "Warrant"). The shares of Common Stock reported herein do not include the shares of Common Stock underlying the Warrant. OHCP is managed by its general partner, OHCP GenPar, L.P., which is managed by its general partner, OHCP MGP, LLC.

2        Assumes that there are 45,617,757 shares of Common Stock outstanding.
         This percentage would be 69.1% if the Warrant described in footnote (1) is issued, and 49.2% (53.8% if the Warrant is issued) if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   Oak Hill Capital Management Partners, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                            [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                              7         SOLE VOTING POWER:   0
         NUMBER OF
           SHARES             --------------------------------------------------
        BENEFICIALLY          8         SHARED VOTING POWER:   0
           OWNED
             BY               --------------------------------------------------
            EACH              9         SOLE DISPOSITIVE POWER:   0
         REPORTING
           PERSON             --------------------------------------------------
            WITH              10        SHARED DISPOSITIVE POWER:   0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         749,696 (3)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   4.5% (4)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   PN

--------------------------------------------------------------------------------
------------------------
3 Represents the shares of Common Stock that would be held directly by Oak Hill Capital Management Partners, L.P. ("OHCMP") upon conversion of the Series B Preferred Stock held by it, calculated using the liquidation value as of July 15, 2001. On conversion of the Series B Preferred Stock, 749,696 shares of Common Stock would be owned directly by OHCMP. OHCMP is managed by its general partner, OHCP GenPar, L.P., which is managed by its general partner, OHCP MGP, LLC.

4        Assumes that there are 16,679,049 shares of Common Stock outstanding.
         This percentage would be 2.4% if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   OHCP GenPar, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                            [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                              7         SOLE VOTING POWER:   0
         NUMBER OF
           SHARES             --------------------------------------------------
        BENEFICIALLY          8         SHARED VOTING POWER:   0
           OWNED
             BY               --------------------------------------------------
            EACH              9         SOLE DISPOSITIVE POWER:   0
         REPORTING
           PERSON             --------------------------------------------------
            WITH              10        SHARED DISPOSITIVE POWER:   0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         30,438,100 (5)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   65.6% (6)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   PN

--------------------------------------------------------------------------------
------------------------
5 Represents the shares of Common Stock that would be beneficially owned upon conversion of the Series B Preferred Stock owned by OHCP GenPar, L.P. ("OHCP GenPar"). On conversion of the Series B Preferred Stock, OHCP GenPar would beneficially own the following shares of Common
         Stock: (i) in its capacity as general partner of OHCP, 29,238,136 shares of Common Stock owned directly by OHCP; (ii) in its capacity as general partner of OHCMP, 749,696 shares of Common Stock owned directly by OHCMP and (iii) in its capacity as general partner of OHCP, which is the general partner of OHSKI, 450,268 shares of Common Stock owned directly by OHSKI. OHCP GenPar is managed by its general partner, OHCP MGP, LLC.

6        Assumes that there are 46,367,453 shares of Common Stock outstanding.
         This percentage would be 69.6% if the Warrant described in footnote (1) is issued, and 49.8% (54.3% if the Warrant is issued) if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   OHCP MGP, LLC

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                            [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                              7         SOLE VOTING POWER:   0
         NUMBER OF
           SHARES             --------------------------------------------------
        BENEFICIALLY          8         SHARED VOTING POWER:   0
           OWNED
             BY               --------------------------------------------------
            EACH              9         SOLE DISPOSITIVE POWER:   0
         REPORTING
           PERSON             --------------------------------------------------
            WITH              10        SHARED DISPOSITIVE POWER:   0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         30,438,100 (7)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   65.6% (8)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   CO

--------------------------------------------------------------------------------
------------------------
7 See footnote (5) to the page relating to OHCP GenPar. OHCP MGP, LLC is OHCP GenPar's general partner.

8        Assumes that there are 46,367,453 shares of Common Stock outstanding.
         This percentage would be 69.6% if the Warrant described in footnote (1) is issued, and 49.8% (54.3% if the Warrant is issued) if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   Oak Hill Securities Fund, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                            [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                              7         SOLE VOTING POWER:   0
         NUMBER OF
           SHARES             --------------------------------------------------
        BENEFICIALLY          8         SHARED VOTING POWER:   0
           OWNED
             BY               --------------------------------------------------
            EACH              9         SOLE DISPOSITIVE POWER:   0
         REPORTING
           PERSON             --------------------------------------------------
            WITH              10        SHARED DISPOSITIVE POWER:   0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         1,665,991 (9)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   9.5% (10)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   PN

--------------------------------------------------------------------------------
------------------------
9 Represents the shares of Common Stock that would be owned directly by Oak Hill Securities Fund, L.P. ("OHSF") upon conversion of the Series B Preferred Stock held by it, calculated using the liquidation value as of July 15, 2001. On conversion of the Series B Preferred Stock, 1,665,991 shares of Common Stock would be owned directly by OHSF. OHSF is managed by its general partner, Oak Hill Securities GenPar, L.P., which is managed by its general partner, Oak Hill Securities MGP, Inc.

10 Assumes that there are 17,595,344 shares of Common Stock outstanding. This percentage would be 5.2% if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   Oak Hill Securities GenPar, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                            [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                              7         SOLE VOTING POWER:   0
         NUMBER OF
           SHARES             --------------------------------------------------
        BENEFICIALLY          8         SHARED VOTING POWER:   0
           OWNED
             BY               --------------------------------------------------
            EACH              9         SOLE DISPOSITIVE POWER:   0
         REPORTING
           PERSON             --------------------------------------------------
            WITH              10        SHARED DISPOSITIVE POWER:   0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         1,665,991 (11)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   9.5% (12)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   PN

--------------------------------------------------------------------------------
------------------------
11 Represents the shares of Common Stock that would be beneficially owned by Oak Hill Securities GenPar, L.P. ("OHSF GenPar") upon conversion of the Series B Preferred Stock beneficially owned by it, calculated using the liquidation value as of July 15, 2001. On conversion of the Series B Preferred Stock, OHSF GenPar would beneficially own, as general partner of OHSF, the 1,665,991 shares of Common Stock that would be owned directly by OHSF. OHSF GenPar is managed by its general partner, Oak Hill Securities MGP, Inc. See also footnote (9) to the page relating to OHSF.

12 Assumes that there are 17,595,344 shares of Common Stock outstanding. This percentage would be 5.2% if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   Oak Hill Securities MGP, Inc.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                            [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                              7         SOLE VOTING POWER:   0
         NUMBER OF
           SHARES             --------------------------------------------------
        BENEFICIALLY          8         SHARED VOTING POWER:   0
           OWNED
             BY               --------------------------------------------------
            EACH              9         SOLE DISPOSITIVE POWER:   0
         REPORTING
           PERSON             --------------------------------------------------
            WITH              10        SHARED DISPOSITIVE POWER:   0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         1,665,991 (13)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   9.5% (14)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   CO

--------------------------------------------------------------------------------
------------------------
13 Represents the shares of Common Stock that would be beneficially owned by Oak Hill Securities MGP, Inc. ("OHSF MGP") upon conversion of the Series B Preferred Stock beneficially owned by it, calculated using the liquidation value as of July 15, 2001. On conversion of the Series B Preferred Stock, OHSF MGP would beneficially own, as general partner of OHSF GenPar (which is the general partner of OHSF), the 1,665,991 shares of Common Stock that would be owned directly by OHSF. See also footnote (9) to the page relating to OHSF and footnote (11) to the page relating to OHSF GenPar.

14 Assumes that there are 17,595,344 shares of Common Stock outstanding. This percentage would be 5.2% if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   Oak Hill Securities Fund II, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                            [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                              7         SOLE VOTING POWER:   0
         NUMBER OF
           SHARES             --------------------------------------------------
        BENEFICIALLY          8         SHARED VOTING POWER:   0
           OWNED
             BY               --------------------------------------------------
            EACH              9         SOLE DISPOSITIVE POWER:   0
         REPORTING
           PERSON             --------------------------------------------------
            WITH              10        SHARED DISPOSITIVE POWER:   0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         1,665,991 (15)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   9.5% (16)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   PN

--------------------------------------------------------------------------------
------------------------
15 Represents the shares of Common Stock that would be owned directly by Oak Hill Securities Fund, L.P. ("OHSF II") upon conversion of the Series B Preferred Stock held by it, calculated using the liquidation value as of July 15, 2001. On conversion of the Series B Preferred Stock, 1,665,991 shares of Common Stock would be owned directly by OHSF
         II. OHSF II is managed by its general partner, Oak Hill Securities GenPar II, L.P., which is managed by its general partner, Oak Hill Securities MGP II, Inc.

16 Assumes that there are 17,595,344 shares of Common Stock outstanding. This percentage would be 5.2% if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   Oak Hill Securities GenPar II, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                            [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                              7         SOLE VOTING POWER:   0
         NUMBER OF
           SHARES             --------------------------------------------------
        BENEFICIALLY          8         SHARED VOTING POWER:   0
           OWNED
             BY               --------------------------------------------------
            EACH              9         SOLE DISPOSITIVE POWER:   0
         REPORTING
           PERSON             --------------------------------------------------
            WITH              10        SHARED DISPOSITIVE POWER:   0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         1,665,991 (17)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   9.5% (18)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   PN

--------------------------------------------------------------------------------
------------------------
17 Represents the shares of Common Stock that would be beneficially owned by Oak Hill Securities GenPar II, L.P. ("OHSF GenPar II") upon conversion of the Series B Preferred Stock beneficially owned by it, calculated using the liquidation value as of July 15, 2001. On conversion of the Series B Preferred Stock, OHSF GenPar II would beneficially own, as general partner of OHSF II, the 1,665,991 shares of Common Stock that would be owned directly by OHSF II. OHSF GenPar II is managed by its general partner, Oak Hill Securities MGP II, Inc. See also footnote (15) to the page relating to OHSF II.

18 Assumes that there are 17,595,344 shares of Common Stock outstanding. This percentage would be 5.2% if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   Oak Hill Securities MGP II, Inc.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                            [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                              7         SOLE VOTING POWER:   0
         NUMBER OF
           SHARES             --------------------------------------------------
        BENEFICIALLY          8         SHARED VOTING POWER:   0
           OWNED
             BY               --------------------------------------------------
            EACH              9         SOLE DISPOSITIVE POWER:   0
         REPORTING
           PERSON             --------------------------------------------------
            WITH              10        SHARED DISPOSITIVE POWER:   0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         1,665,991 (19)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   9.5% (20)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   CO

--------------------------------------------------------------------------------
------------------------
19 Represents the shares of Common Stock that would be beneficially owned by Oak Hill Securities MGP II, Inc. ("OHSF MGP II") upon conversion of the Series B Preferred Stock beneficially owned by it, calculated using the liquidation value as of July 15, 2001. On conversion of the Series B Preferred Stock, OHSF MGP II would beneficially own, as general partner of OHSF GenPar II (which is the general partner of OHSF II), the 1,665,991 shares of Common Stock that would be owned directly by OHSF II. See also footnote (15) to the page relating to OHSF II and footnote (17) to the page relating to OHSF GenPar II.

20 Assumes that there are 17,595,344 shares of Common Stock outstanding. This percentage would be 5.2% if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   OHCP Ski, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                            [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                              7         SOLE VOTING POWER:   0
         NUMBER OF
           SHARES             --------------------------------------------------
        BENEFICIALLY          8         SHARED VOTING POWER:   0
           OWNED
             BY               --------------------------------------------------
            EACH              9         SOLE DISPOSITIVE POWER:   0
         REPORTING
           PERSON             --------------------------------------------------
            WITH              10        SHARED DISPOSITIVE POWER:   0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         450,268 (21)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   2.7% (22)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   CO

--------------------------------------------------------------------------------
------------------------
21 Represents the shares of Common Stock that would be owned directly by OHSKI upon conversion of the Series B Preferred Stock held by it, calculated using the liquidation value as of July 15, 2001. On conversion of the Series B Preferred Stock, 450,268 shares of Common Stock would be owned directly by OHSKI. OHSKI is managed by its general partner, OHCP.

22 Assumes that there are 16,379,621 shares of Common Stock outstanding. This percentage would be 1.4% if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   Glenn R. August

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                            [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   United States of America

--------------------------------------------------------------------------------
                              7         SOLE VOTING POWER:   0
         NUMBER OF
           SHARES             --------------------------------------------------
        BENEFICIALLY          8         SHARED VOTING POWER:   0
           OWNED
             BY               --------------------------------------------------
            EACH              9         SOLE DISPOSITIVE POWER:   0
         REPORTING
           PERSON             --------------------------------------------------
            WITH              10        SHARED DISPOSITIVE POWER:   0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         3,331,982 (23)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   17.3% (24)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   IN

--------------------------------------------------------------------------------
------------------------
23 Represents the shares of Common Stock that would be owned directly by Mr. Glenn August ("Mr. August") upon conversion of the Series B Preferred Stock beneficially owned by him, calculated using the liquidation value as of July 15, 2001. On conversion of the Series B Preferred Stock, Mr. August would beneficially own, as sole stockholder of OHSF MGP and OHSF MGP II (which are the respective general partners of OHSF GenPar and OHSF GenPar II, themselves the respective general partners of OHSF and OHSF II), the 1,665,991 shares of Common Stock that would be owned directly by OHSF and the 1,665,991 shares of Common Stock that would be owned directly by OHSF II. See also footnote (9) to the page relating to OHSF, footnote (11) to the page relating to OHSF GenPar, footnote (13) to the page relating to OHSF MGP, footnote (15) to the page relating to OHSF II, footnote (17) to the page relating to OHSF GenPar II and footnote (19) to the page relating to OHSF MGP II.

24 Assumes that there are 19,261,335 shares of Common Stock outstanding. This percentage would be 9.8% if the Class A Common Stock were converted into Common Stock.

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:   Oak Hill Capital Management, Inc.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:   OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                            [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

--------------------------------------------------------------------------------
                              7         SOLE VOTING POWER:   0
         NUMBER OF
           SHARES             --------------------------------------------------
        BENEFICIALLY          8         SHARED VOTING POWER:   0
           OWNED
             BY               --------------------------------------------------
            EACH              9         SOLE DISPOSITIVE POWER:   0
         REPORTING
           PERSON             --------------------------------------------------
            WITH              10        SHARED DISPOSITIVE POWER:   0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         65,000 (25)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0.4% (26)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:   CO

--------------------------------------------------------------------------------
------------------------
25 Represents the shares of Common Stock that would be owned directly by Oak Hill Capital Management, Inc. ("OHCM") upon exercise of options to purchase Common Stock granted under the Issuer's 1997 stock option plan.

26 Assumes that there are 15,994,353 shares of Common Stock outstanding. This percentage would be 0.2% if the Class A Common Stock were converted into Common Stock.

         Oak Hill Capital Partners, L.P., a Delaware limited partnership, Oak Hill Capital Management Partners, L.P., a Delaware limited partnership, OHCP GenPar, L.P., a Delaware limited partnership, OHCP MGP, LLC, a Delaware limited liability company, Oak Hill Securities Fund, L.P., a Delaware limited partnership, Oak Hill Securities GenPar, L.P., a Delaware limited partnership, Oak Hill Securities MGP, Inc., a Delaware corporation, Oak Hill Securities Fund II, L.P., a Delaware limited partnership, Oak Hill Securities GenPar II, L.P., a Delaware limited partnership, Oak Hill Securities MGP II, Inc., a Delaware corporation, OHCP Ski L.P., a Delaware limited partnership, Mr. Glenn R. August, and Oak Hill Capital Management, Inc. are sometimes hereinafter collectively referred to as the "Reporting Persons."

         The Reporting Persons hereby amend the report on Schedule 13D filed by the Reporting Persons on October 18, 1999 as amended on August 3, 2000, December 13, 2000 and April 10, 2001 (as amended through April 10, 2001, the "Schedule 13D"), in respect of the Common Stock of the Issuer. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

ITEM 1.  SECURITY AND ISSUER.

                  Unchanged.

ITEM 2.  IDENTITY AND BACKGROUND.

                  Item 2 is hereby amended by the addition to the first sentence sub-paragraph (a) of the following:

                  ", Mr. Glenn August ("Mr. August") and Oak Hill Capital Management, Inc. ("OHCM")."

                  Item 2 is hereby further amended by the deletion of the last two sentences of sub-paragraph (a).

                  Item 2 is hereby further amended by the addition to sub-paragraphs (b)-(c) of the following:

                  "Mr. August's principal occupation is serving as the President and Director of OHS MGP and OHS MGP II. Mr. August's business address is 65 East 55th Street, New York, NY 10022.


         OHCM is a Delaware corporation, the principal business of which is serving as the manager of OHCP and OHCMP. The principal business address of OHCM, which also serves as its principal office, is 65 East 55th Street, New York, NY 10022. The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of OHCM are as follows:

                                RESIDENCE OR              PRINCIPAL OCCUPATION
         NAME                 BUSINESS ADDRESS                OR EMPLOYMENT
         ----                 ----------------                -------------

J. Taylor Crandall            2775 Sand Hill Road            Vice President and
                              Suite 220                      Director
                              Menlo Park, CA 94025

Daniel L. Doctoroff           65 E. 55th Street, 32nd Floor  Vice President and
                              New York, NY 10022             Director

Steven B. Gruber              65 E. 55th Street, 32nd Floor  Vice President and
                              New York, NY 10022             Director

John R. Monsky                65 E. 55th Street, 32nd Floor  Vice President,
                              New York, NY 10022             Treasurer and
                                                             Secretary

Andrew J. Nathanson           65 E. 55th Street, 32nd Floor  Vice President and
                              New York, NY 10022             Director

Mark A. Wolfson               2775 Sand Hill Road            Vice President and
                              Suite 220                      Director"
                              Menlo Park, CA 94025


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Unchanged.

ITEM 4.  PURPOSE OF TRANSACTION.

SECURITIES PURCHASE AGREEMENT

         On July 15, 2001, OHCP, OHCMP, OHSF, OHSF II and OHSKI (collectively, the "Purchasers") entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with the Issuer.

         Under the Securities Purchase Agreement, among other things:

         o OHCP and OHCMP agreed to purchase from the Issuer $12.5 million in aggregate principal amount of the Issuer's 11.3025% junior subordinated convertible notes due 2007 (the "Junior Subordinated Notes");

         o OHCP and OHCMP agreed to purchase from the Issuer 1,000,000 shares of Common Stock for $1.00 per share;

         o OHCP agreed to provide additional financing to subsidiaries of the Issuer, consisting of $2.5 million (including $1.25 million advanced on July 13, 2001) in additional Tranche C loans under the Amended and Restated Credit Agreement dated as of July 31, 2000 among American Skiing Company

                  Resort Properties, Inc. ("ASCRP"), the lenders party thereto and Fleet National Bank, as Agent;

         o the Issuer agreed to issue to the Purchasers 40,000 shares of its 12% Series C-1 Convertible Participating Preferred Stock, par value $0.01 per share (the "Series C-1 Preferred Stock");

         o the Issuer agreed to issue to the Purchasers a number of shares of its 15% Series C-2 Preferred Stock, par value $0.01 per share (the "Series C-2 Preferred Stock," and, together with the Series C-1 Preferred Stock, the "Series C Preferred Stock"), equal to (x) the remainder obtained by subtracting $40 million from the aggregate liquidation preference of the Series B Preferred Stock on the date on which the transactions under the Securities Purchase Agreement are consummated (the "Closing Date") divided by (y) $1,000, rounded up to the nearest whole share;

         o the Purchasers and the Issuer agreed to enter into a Registration Rights Agreement (the "Registration Rights Agreement") relating to the Junior Subordinated Notes, the Series C-1 Preferred Stock, the Series C-2 Preferred Stock, the Series D Preferred Stock issuable upon conversion of the Junior Subordinated Notes and (if any) the Series C-1 Preferred Stock, and all shares of Common Stock held by or to be issued to the Purchasers;

         o OHCP agreed to terminate, effective as of the Closing Date, the Warrant Purchase Agreement under which it had the right to receive the Warrant to purchase 6,000,000 shares of Common Stock;

         o the Purchasers agreed, effective as of the Closing Date, to irrevocably waive and relinquish (1) all rights, powers and preferences they and their respective successors have as holders of the Series B Preferred Stock contained in the Issuer's Certificate of Incorporation (including the right to receive dividends or any amount upon the liquidation or dissolution of the Issuer), other than the right to elect 4 directors of the Issuer, and (2) the registration rights in respect of the Series B Preferred Stock contained in the Stockholders' Agreement dated as of August 6, 1999, as amended by Amendment No. 1 thereto dated July 31, 2000 among the Issuer, Mr. Leslie Otten, OHCP and the other parties named therein (the Stockholder's Agreement"); and

         o OHCP agreed to use its best efforts to assist the Issuer to obtain a $14,000,000 capital lease covering certain assets servicing the Issuer's Heavenly resort, and to provide a guarantee of the obligations under the capital lease in a maximum amount of $14,000,000.

         OHSF and OHSF II may purchase up to 10% of certain of the securities agreed to be acquired or issued pursuant of the Securities Purchase Agreement. The Closing Date for the transactions under the Securities Purchase Agreement is currently scheduled to occur on the first business day following the expiration of a 10-day period following the mailing to all shareholders of a letter required by the rules of the New York Stock Exchange notifying them of the Issuer's intention to issue shares of Common Stock and

Series C-1 Preferred Stock without shareholder approval, subject to the Company entering into amendments of certain credit facilities, and other customary closing conditions.

         Pursuant to the terms of the Series B Preferred Stock, the Purchasers are currently entitled to elect four directors of the Issuer (the "Series B Directors"). Following the Closing Date, the Purchasers will retain the right to elect the Series B Directors notwithstanding the relinquishment of all other rights of the Series B Preferred Stock under the Issuer's Certificate of Incorporation. The number of directors the Series B Preferred Stock is entitled to elect adjusts downward as the number of outstanding shares of Series B Preferred Stock declines. However, the parties to the Stockholders' Agreement have agreed to vote their shares of voting stock of the Issuer so that the Purchasers may elect six (including any directors the Purchasers are entitled to appoint pursuant to the terms of the Series B Preferred Stock) of the 11 directors of the Issuer, provided that the Purchasers and their affiliates maintain certain ownership levels of the Common Stock and other securities of the Issuer. The Purchasers will also have rights to elect directors pursuant to the terms of the Series C-1 Preferred Stock described below, to the extent that the foregoing rights do not confer on the Purchasers the right to elect a majority of the Issuer's board of directors.

SERIES C-1 PREFERRED STOCK

         The Series C-1 Preferred Stock is convertible at any time at the option of the holder into Common Stock for a number of shares determined by dividing the Series C-1 Preferred Stock liquidation preference (including accrued dividends) by $1.25. Dividends at a rate of 12% per annum on the liquidation preference are payable quarterly. At the option of the Issuer, dividends on the Series C-1 Preferred Stock may be paid in cash or may accrete as additional liquidation preference. In addition, the holders of Series C-1 Preferred Stock participate ratably in any dividends paid on the Company's common stock on an as-converted basis. The initial liquidation preference is $1,000 per share of Series C-1 Preferred Stock. Upon liquidation or dissolution of the Issuer, the holders of Series C-1 Preferred Stock are entitled to receive the greater of the liquidation price and the amount they would have received as holders of common stock had they converted their shares of Series C-1 Preferred Stock into Common Stock immediately prior to the liquidation event. Upon initial issuance, the 40,000 shares of Series C-1 Preferred Stock will be convertible into 32,000,000 shares of Common Stock.

         The Series C-1 Preferred Stock will be mandatorily redeemed by the Issuer on July 31, 2007 at a redemption price equal to liquidation price, and is redeemable by the Company at any time at a premium over liquidation price. In addition, under certain circumstances, the holders of Series C-1 Preferred Stock may require the Company to purchase the shares of Series C-1 Preferred Stock held by them.

         The Series C-1 Preferred Stock votes together with the Common Stock on all matters other than election of directors and has the right as a class to elect a number of directors of the Company, as follows: While the Purchasers and their affiliates beneficially own at least 80% of (i) the number of shares of Series C-1 Preferred Stock owned by them on the Closing Date and (ii) the number of shares of Series C-2 Preferred Stock owned by them on the Closing Date, if for any reason directors appointed by the

Purchasers pursuant to the director appointment rights of the Series B Preferred Stock and the rights of the Purchasers under the Stockholders' Agreement do not constitute a majority of the members of the Issuer's board of directors, the holders of the Series C-1 Preferred Stock will be entitled to elect the smallest number of additional directors ("Series C-1 Directors") such that the Purchaser Directors and the Series C-1 Directors together constitute a majority of the Issuer's board of directors. The percentage of directors the holders of the Series C-1 Preferred Stock are entitled to elect adjusts downwards as the number of shares of Series C-1 Preferred Stock and Series C-2 Preferred Stock beneficially owned by the Purchasers and their affiliates declines.

         The Series C-1 Preferred Stock will rank junior to the outstanding Exchangeable Preferred Stock of the Issuer, pari passu with the Series C-2 Preferred Stock and senior to the Series D Preferred Stock, the Common Stock and the Class A Common Stock.

SERIES C-2 PREFERRED STOCK

         The Series C-2 Preferred Stock is not convertible into Common Stock. Dividends at a rate of 15% per annum on the liquidation preference are payable quarterly. At the option of the Issuer, dividends on the Series C-2 Preferred Stock may be paid in cash or may accrete as additional liquidation preference. The initial liquidation preference is $1,000 per share of Series C-2 Preferred Stock. Assuming that the Closing Date occurs on July 31, 2001, approximately 138,017 shares of Series C-2 Preferred Stock would be issued to the Purchasers.

         The Series C-2 Preferred Stock will be mandatorily redeemed by the Company on July 31, 2007 at a redemption price equal to liquidation price, and is redeemable by the Company at any time at a premium over liquidation price. In addition, under certain circumstances, the holders of Series C-2 Preferred Stock may require the Company to purchase the shares of Series C-2 Preferred Stock held by them.

         The Series C-2 Preferred Stock does not vote together with the Common Stock and has no class right to elect any directors of the Company.

         The Series C-2 Preferred Stock will rank junior to the outstanding Exchangeable Preferred Stock of the Issuer, pari passu with the Series C-1 Preferred Stock and senior to the Series D Preferred Stock, the Common Stock and the Class A Common Stock.

JUNIOR SUBORDINATED NOTES

         The Junior Subordinated Notes bear interest at a rate of 11.3025% per annum. Interest is payable annually solely through accretion. The maturity date of the Junior Subordinated Notes will be three days prior to the sixth anniversary of issuance. The Junior Subordinated Notes are convertible at any time into shares of the Company's Series D Preferred Stock at an initial conversion price of $12,500 per share. Upon issuance, the Junior Subordinated Notes will be convertible into 1,000 shares of Series D Preferred Stock. The Junior Subordinated Notes are redeemable by the Company at any time after July 31, 2004 at a premium over liquidation price. In addition, under certain circumstances, the holders of Junior Subordinated Notes may require the Company to purchase the Junior Subordinated Notes held by them.

         The Junior Subordinated Notes will rank junior to the Issuer's bank indebtedness and senior subordinated notes and senior to the Issuer's capital stock.

SERIES D PREFERRED STOCK

         The Series D Preferred Stock is not convertible into Common Stock. However, in certain respects, the Series D Preferred Stock is a common stock equivalent. The Series D Preferred Stock has no stated dividend (but participates ratably in dividends payable on the Common Stock on the basis that one share of Series D Preferred Stock initially represents 10,000 shares of Common Stock). The initial liquidation preference is $12,500 per share of Series D Preferred Stock and, in addition, the holders of Series D Preferred Stock are entitled to receive, upon liquidation of the Issuer and before any distribution to the holders of the Common Stock, the aggregate amount that they would have received as holders of Common Stock (calculated on the basis that one share of Series D Preferred Stock initially represents 10,000 shares of Common Stock).

         On July 31, 2007, the holders of Series D Preferred Stock may require the Issuer to purchase the shares of Series D Preferred Stock held by them at a purchase price in cash equal to liquidation price. In addition, under certain circumstances, the holders of Series D Preferred Stock may require the Company to purchase all or a portion of the shares of Series D Preferred Stock held by them at a price determined based on the market price of the Common Stock.

         The Series D Preferred Stock does not vote together with the Common Stock and has no class right to elect directors.

         The Series D Preferred Stock will rank junior to the Exchangeable Preferred Stock, the Series C-1 Preferred Stock and the Series C-2 Preferred Stock and senior to the Common Stock and the Class A Common Stock.

DISCLAIMER

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, (i) OHCP beneficially owns 29,688,404 shares of Common Stock, or 65.1% of the issued and outstanding shares of Common Stock; (ii) OHCMP beneficially owns 749,696 shares of Common Stock, or 4.5% of the issued and outstanding shares of Common Stock; (iii) OHCP GenPar, L.P. beneficially owns 30,438,100 shares of Common Stock, or 65.6% of the issued and outstanding shares of Common Stock; (iv) OHCP MGP, LLC beneficially owns 30,438,100 shares of Common Stock, or 65.6% of the issued and outstanding shares of Common Stock; (v) OHSF beneficially owns 1,665,991 shares of Common Stock, or 9.5% of the issued and outstanding shares of Common Stock; (vi) Oak Hill Securities GenPar, L.P. beneficially owns 1,665,991 shares of Common Stock, or 9.5% of the issued and outstanding shares of Common Stock; (vii) Oak Hill Securities MGP, Inc. beneficially owns

1,665,991 shares of Common Stock, or 9.5% of the issued and outstanding shares of Common Stock; (viii) Oak Hill Securities Fund II, L.P. beneficially owns 1,665,991 shares of the Common Stock, or 9.5% of the issued and outstanding shares of Common Stock; (ix) Oak Hill Securities GenPar II, L.P. beneficially owns 1,665,991 shares of Common Stock, or 9.5% of the issued and outstanding shares of Common Stock; (x) Oak Hill Securities MGP II, Inc. beneficially owns 1,665,991 shares of Common Stock, or 9.5% of the issued and outstanding shares of Common Stock; and (xi) OHSKI beneficially owns 450,268 shares of Common Stock, or 2.7% of the issued and outstanding shares of Common Stock; (xii) Mr. August beneficially owns 3,331,982 shares of Common Stock, or 17.3% of the issued and outstanding shares of Common Stock; and (xiii) OHCM beneficially owns 65,000 shares of Common Stock, or 0.4% of the issued and outstanding shares of Common Stock. The numbers set forth in this paragraph do not reflect the completion of the transactions described herein.

         Assuming the total number of shares of outstanding Common Stock of the Issuer is 49,764,434, the Reporting Persons collectively beneficially own 68.0% of the outstanding Common Stock and have the ability to nominate six of the 11 directors on the Issuer's board of directors. If the Warrant were issued, the Reporting Persons would collectively beneficially own 71.4% of the outstanding Common Stock. If the Class A Common Stock were converted into Common Stock, the Reporting Persons would collectively own 52.4% (56.4% if the Warrant is used) of the outstanding Common Stock.

         (b)-(e)

         Unchanged.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 4.

         The Securities Purchase Agreement is incorporated by reference from
Exhibit 99.2 of the Issuer's Current Report on Form 8-K filed with Securities and Exchange Commission on July 16, 2001. The forms of the Certificates of Designation governing the Series C-1 Preferred Stock and the Series C-2 Preferred Stock are attached as exhibits to the Securities Purchase Agreement. In connection with the issuance of the Junior Subordinated Notes, the Purchasers and the Issuer will enter into an Indenture governing those Junior Subordinated Notes, which is attached as an exhibit to the Securities Purchase Agreement.

         In addition, the contracts, arrangements, understandings and relationships described previously in the Schedule 13D are still in effect.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         EXHIBIT           DESCRIPTION
         -------           -----------

           1 Securities Purchase Agreement among the Purchasers and the

         EXHIBIT           DESCRIPTION
         -------           -----------

                           Issuer, dated as of 1 July 15, 2001 (Incorporated by reference from Exhibit 99.2 of the Issuer's Current Report on Form 8-K filed with the Securities Exchange Commission on July 16, 2001). Joint Filing Agreement, dated July 18, 2001, among Oak Hill Capital Partners,

           99.1 L.P., Oak Hill Capital Management Partners, L.P., OHCP GenPar, L.P., OHCP MGP, LLC, Oak Hill Securities Fund, L.P., Oak Hill Securities GenPar, L.P., Oak Hill Securities MGP, Inc., Oak Hill Securities Fund II, L.P., Oak Hill Securities GenPar II, L.P., Oak Hill Securities MGP II, Inc., OHCP Ski, L.P., Glenn
                           R. August and Oak Hill Capital Management, Inc.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: July 18, 2001

                                   OAK HILL CAPITAL PARTNERS, L.P.

                                   By:  OHCP GenPar, L.P.,
                                        its general partner

                                   By:  OHCP MGP, LLC,
                                        its general partner

                                   By:  /s/ John R. Monsky
                                        ---------------------------------------
                                        Name:   John R. Monsky
                                        Title:  Vice President


                                   OAK HILL CAPITAL MANAGEMENT PARTNERS, L.P.

                                   By:  OHCP GenPar, L.P.,
                                        its general partner

                                   By:  OHCP MGP, LLC,
                                        its general partner

                                   By:  /s/ John R. Monsky
                                        ---------------------------------------
                                        Name:   John R. Monsky
                                        Title:  Vice President


                                   OHCP GENPAR, L.P.

                                   By:  OHCP MGP, LLC,
                                        its general partner

                                   By:  /s/ John R. Monsky
                                        ---------------------------------------
                                        Name:   John R. Monsky
                                        Title:  Vice President


                                   OHCP MGP, LLC

                                   By:  /s/ John R. Monsky
                                        ---------------------------------------
                                        Name:   John R. Monsky
                                        Title:  Vice President

                                   OAK HILL SECURITIES FUND, L.P.

                                   By:  Oak Hill Securities GenPar, L.P.,
                                        its general partner

                                   By:  Oak Hill Securities MGP, Inc.,
                                        its general partner

                                   By:  /s/ John R. Monsky
                                        ---------------------------------------
                                        Name:   John R. Monsky
                                        Title:  Vice President


                                   OAK HILL SECURITIES GENPAR, L.P.

                                   By:  Oak Hill Securities MGP, Inc.,
                                        its general partner

                                   By:  /s/ John R. Monsky
                                        ---------------------------------------
                                        Name:   John R. Monsky
                                        Title:  Vice President


                                   OAK HILL SECURITIES MGP, INC.

                                   By:  /s/ John R. Monsky
                                        ---------------------------------------
                                        Name:   John R. Monsky
                                        Title:  Vice President


                                   OAK HILL SECURITIES FUND II, L.P.

                                   By:  Oak Hill Securities GenPar II, L.P.,
                                        its general partner

                                   By:  Oak Hill Securities MGP II, Inc.,
                                        its general partner

                                   By:  /s/ Scott Krase
                                        ---------------------------------------
                                        Name:   Scott Krase
                                        Title:  Vice President

                                   OAK HILL SECURITIES GENPAR II, L.P.

                                   By:  Oak Hill Securities MGP II, Inc.,
                                        its general partner

                                   By:  /s/ Scott Krase
                                        ---------------------------------------
                                        Name:   Scott Krase
                                        Title:  Vice President


                                   OAK HILL SECURITIES MGP II, INC.

                                   By:  /s/ Scott Krase
                                        ---------------------------------------
                                        Name:   Scott Krase
                                        Title:  Vice President


                                   OHCP SKI, L.P.

                                   By:  Oak Hill Capital Partners, L.P.,
                                        its general partner

                                   By:  OHCP GenPar, L.P.,
                                        its general partner

                                   By:  OHCP MGP, LLC,
                                        its general partner

                                   By:  /s/ John R. Monsky
                                        ---------------------------------------
                                        Name:   John R. Monsky
                                        Title:  Vice President


                                   /s/ Glenn R. August
                                   --------------------------------------------
                                   Glenn R. August


                                   OAK HILL CAPITAL MANAGEMENT, INC.

                                   By:  /s/ John R. Monsky
                                        ---------------------------------------
                                        Name:   John R. Monsky
                                        Title:  Vice President